FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2004

ALMADEN MINERALS LTD.

(Translation of registrant's name into English)

750 West Pender Street, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Press Release dated 02/16/04

Press Release (2) dated 02/16/04

Press Release dated 02/17/04

Annual Report, page 1, Province of British Columbia dated 02/01/04

Annual Report, page 2, Province of British Columbia dated 02/01/04

Annual Return, Northwest Territories, ATW Resources Ltd. dated 01/06/04

B.C. Form 45-102F2, Certificate Under Subsection 2.7(2) or (3) of Multilaterial Instrument 45-103 Resale of Securities dated 02/09/04

Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  February 16, 2004

Trading Symbol: AMM -TSX

www.almadenminerals.com

Diamond Drilling Program Underway at the Galeana Project, Mexico

Almaden has been informed by its joint venture partner Grid Capital Corp (Grid) that Grid has commenced a diamond drill program on the Galeana gold-silver property in Chihuahua State, Mexico. Under terms of the joint venture with Almaden, Grid can earn a 60% interest in the Galeana property by spending US$2,000,000 and issuing 400,000 shares to Almaden.

Grid has informed Almaden that the drill program will consist of a total of 1,500 meters to test two of the vein systems identified on the property, the Miguel Ahumada and Faldo Norte zones. The Galeana property hosts three major classic epithermal banded quartz-adularia vein systems, the San Miguel-Ahumada-Estrella de Oro, the Faldo Norte and the San Geronimo. All have had limited historic production prior to the Mexican revolution when all mining activity ceased. Mapping, sampling and alteration mineralogic and petrographic analyses of the veins in the Galeana area has resulted in the interpretation that the exposed veins represent a high level within the original hydrothermal system. This interpretation coupled with the identification of high gold grades in fragments found in breccia bodies identified on the property, suggest that the potential to identify high grade gold and silver ore shoots in the veins may increase with depth.

Exploration carried out on the Galeana property by Grid is under the direction of H. Leo King, P.Geo., a qualified person within the meaning of National Instrument 43-101. Samples will be sent to ALS Chemex Labs in North Vancouver for analysis.

Almaden currently has ten active joint ventures covering 12 properties, including seven properties in which partners are spending to earn an interest in the project and a regional exploration program with partner BHP Billiton underway to explore for copper-gold deposits in Mexico.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

__________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  February 16, 2004

Trading Symbol: AMM -TSX

www.almadenminerals.com

Guadalupe Gold Silver Property optioned to Grid Capital

Almaden Minerals Ltd. (Almaden) is pleased to announce that its 100% owned Guadalupe gold/silver project in Mexico has been optioned to Grid Capital Corp. (Grid). Under the terms of the agreement, Grid must issue to Almaden 400,000 shares and complete exploration expenditures of US$1,000,000 by June 30, 2007, to earn a 50% interest in the project. Grid is committed to issue 100,000 shares to Almaden upon TSX Venture Exchange approval of the agreement and to complete US$50,000 in exploration expenditures by June 30, 2004. Grid may earn an additional 10% interest in the property by issuing a further 100,000 shares and spending a further US$1,000,000 in exploration expenditures by December 31, 2008.

The Guadalupe project surrounds the town and mining camp of Guadalupe y Calvo in Chihuahua State, Mexico. Gold was discovered at Guadalupe y Calvo in October 1835. Production was sufficiently large that the Mexican Government built a mint at Guadalupe y Calvo in 1844. L.J. Buchanan (1981) estimated historic production at 2,000,000 ounces gold and 28,000,000 ounces silver. Estimated production grade was 37 g/t gold and 870 g/t silver.

Almaden and Grid view the Guadalupe project as an exceptional high-grade gold/silver target and the combined talents of Grid and Almaden will be focused on exploring this property. Grid has informed Almaden that it plans to carry out an exploration project on this new property in the next two months.

Almaden currently has ten active joint ventures covering 12 properties, including seven properties in which partners are spending to earn an interest in the project and a regional exploration program with partner BHP Billiton underway to explore for copper-gold deposits in Mexico.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  February 17, 2004

Trading Symbol: AMM -TSX

www.almadenminerals.com

Fuego Project Optioned to Horseshoe Gold Mining Inc.

Almaden is pleased to announce that it has signed an agreement with Horseshoe Gold Mining Inc. (Horseshoe) whereby Horseshoe would have the option to earn a 60% interest in the Almaden’s wholly owned Fuego gold silver project in Mexico. The terms of the agreement, which are subject to regulatory approval, require Horseshoe to spend US$2 Million exploring the Fuego project and issuing 1,000,000 shares of Horseshoe to Almaden in order to earn a 50% interest in the property. This would include a firm commitment to spend US$200,000 by June 30, 2004 and issuing 200,000 shares of Horseshoe upon regulatory approval. Horseshoe has the option to acquire a further 10% interest in the property, for a total of 60%, by spending an additional US$1 Million on exploration. Upon earning a 60% interest in the property, Horseshoe would have 120 days to acquire Almaden’s remaining 40% interest in the property in return for a 40% interest in the issued capital of Horseshoe, to be issued by Horseshoe to Almaden at that time.

The Fuego property is a high-level, classic quartz-adularia epithermal vein system. The textures identified, including fine grained silica and electrum banding and bladed calcite, are typical of that associated with bonanza grade epithermal vein systems worldwide. Some very limited surficial historic workings exist on one of several banded veins identified within a more than 20 meter wide zone of veining and silicification in volcanic rocks. Banded quartz-adularia veins within the vein system generally dip shallowly and are up to at least 5 meters wide. In the initial work the parallel vein system has been traced nearly a kilometre along strike. To date 16 grab and chip rock samples have been taken on the property by Almaden, of both banded quartz adularia vein material and silicified volcanic wall rock. Of these samples of banded quartz vein material averaged 7.7 grams per tonne (g/t) gold and 300 g/t Ag, with a high of 29.9 g/t gold and 764 g/t Ag. Samples from silicified volcanic rock within the zone of veining averaged 1 g/t gold and 162 g/t Ag, with a high of 2.4 g/t gold and 953 g/t Ag. Visible gold was recognised in several hand specimens collected on the property which were not sent for analysis. Mr. H.L. King, M.A., P.Geo., the independent qualified person on the project under the meaning of National Instrument 43-101, reviewed this sampling during a recent site visit. Seven one meter chip samples and one grab sample were taken by Mr. King of quartz-adularia veining and silicified wallrock. Analyses of these samples ranged from 0.14 g/t Au and 26 g/t Ag to 10 g/t Au and 381 g/t Ag, and averaged 4.6 g/t Au and 123 g/t Ag. This sampling included 3 continuous 1 meter samples taken roughly across the dip of the accessible portion of an exposed vein, and averaged 7.8 g/t Au and 191 g/t Ag over the 3 meters.

The Fuego property has excellent infrastructure and represents an entirely unexplored epithermal vein system. Geologic mapping, geochemical rock and soil sampling and geophysical surveys are planned to define the extent of the vein system and the distribution of gold and silver. Fluid inclusion analyses were carried on several samples collected from exposed veins and confirmed the field interpretation that the veins are shallowly eroded.

Analyses were carried out by ALS Chemex Laboratories of Vancouver.

Almaden currently has eleven active joint ventures covering 12 properties, including nine properties in which partners are spending to earn an interest in the project and a regional exploration program with partner BHP Billiton underway to explore for copper-gold deposits in Mexico.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

Page 1 of 2

A FULL NAME OF COMPANY

B REGISTERED OFFICE ADDRESS

SEE REVERSE FOR HOW TO FILE THIS ANNUAL REPORT

ALMADEN MINERALS LTD.
1550 1185 WEST GEORGIA STR
VANCOUVER BC V6E 4E6

C ACCESS CODE – Required for Internet filing.
26183718

D CERTIFICATE OF INCORPORATION NUMBER
641366

This company is a reporting company under the *Company Act*

E DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
2002 FEBRUARY 01

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2004 FEBRUARY 01

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
CARLSON,	GERALD	1740 ORCHARD WAY WEST VANCOUVER BC	V7V4E8
LORIMER,	DONALD M.	2548 WALLACE CRESCENT VANCOUVER BC	V6R3V4
MCCLEARY,	JOHN	101 228, 26TH AVENUE S.W. CALGARY AB	T2S3C6
MCINNES,	JAMES	1201, 1835 MORTON AVENUE VANCOUVER BC	V6G1V3
MONTGOMERY,	JOSEPH	~~7622 FRENCH STREET~~ 8606 FREMLIN ST. VANCOUVER BC	~~V6P4V6~~ V6P 3X
POLIQUIN,	DUANE	1987 ACADIA ROAD VANCOUVER BC	V6T1R4

Note: Please sign and date on last page

26183718 AR BC/0641366

FIN 757/B Rev. 2003 / 11 / 4 (Prescribed)

Corporate and Personal Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30 (Monday to Friday)

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

ANNUAL REPORT

Page 2 of 2

CERTIFICATE OF INCORPORATION NUMBER: 641366

ALMADEN MINERALS LTD.

Please check this form for any errors or ommissions.

I DIRECTORS CONTINUED

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
POLIQUIN,	MORGAN	423, 5735 HAMPTON PLACE VANCOUVER BC	V6T2G8

J OFFICERS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BITZER, CFO	DIONE	2242 - 154TH STREET SURREY, B.C.	V4A4S7
MCINNES, SECRETARY	JAMES	1201, 1835 MORTON AVENUE VANCOUVER BC	V6G1V3
POLIQUIN, PRESIDENT	DUANE	1987 ACADIA ROAD VANCOUVER BC	V6T1R4

K CERTIFIED CORRECT – I have read this form and found it to be correct.

Signature of a current Director, Officer, or Company Solicitor

X [signature]

DATE SIGNED (YYYY MM DD): 2004 01 16

FIN 757/D Rev. 2003 / 11 / 4 (Prescribed)

NORTHWEST TERRITORIES

FORM 17

BUSINESS CORPORATION ACT
ANNUAL RETURN

FILED:
File No: ____________________

Date: ____________________

____
Deputy Registrar of Corporations

1. NAME OF CORPORATION:

ATW Resources Ltd.

2. This return contains information to and including: January 6
(month/day)

THE YEAR FOR WHICH THIS RETURN IS APPLICABLE: 2004

3. If the current address of the registered office, the address of the separate records office if any, and the post office box designated as the address for service by mail, if any, the same as shown on the last notice filed with the Registrar of Corporations?

YES: X

NO: ______

4. Are the current directors of the corporation the same as the directors shown on the last notice filed with the Registrar of Corporations?

YES: X

NO: ______

IF THE ANSWER TO EITHER OF THE ABOVE QUESTIONS IS "NO", THIS RETURN MUST BE ACCOMPANIED BY ALL NOTICES NECESSARY TO BRING THE RECORDS OF THE REGISTRAR UP TO DATE.

5. Is the Corporation a "distributing corporation" as defined by the Act?

YES: ______

NO: X

DATE	SIGNATURE	TITLE (DIRECTOR, OFFICER OR SOLICITOR)
January 6, 2004.	[signature]	President

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of

Multilateral Instrument 45-102 Resale of Securities

1.

Almaden Minerals Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution of 10,000 stock options granted at January 28, 2004 with an exercise price of $2.35 per optioned share expiring at the close of business on January 28, 2006, Almaden Minerals Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, this 9th day of February, 2004

Almaden Minerals Ltd.

“Duane Poliquin”

By:

Duane Poliquin

President & CEO

{W:\general\35574\101-05\00038113.DOC}

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.

(Registrant)

By:/s/ Duane Poliquin

(Signature)

Duane Poliquin, President

Date:  March 3, 2004